UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 22, 2013

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES BOARD OF DIRECTORS’ RESOLUTIONS

Moscow, Russia — April 22, 2013 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces the resolutions of Mechel OAO’s
Board of Directors.
The Board of Directors of Mechel OAO (the Company) held a meeting on April 19,
2013. The following resolutions were adopted at the meeting:
1. To convene the Annual General Shareholders’ Meeting of Mechel OAO on June 28,
2013. The General Shareholders’ Meeting will be held at: 1 Krasnoarmeyskaya str., Moscow, Russian Federation, in the conference hall, at 14:00 local time.
2. To approve the following agenda for the Annual General Shareholders’ Meeting:
- Approval of the Company’s Annual Report.
- Approval of the Company’s Annual Financial Statements.
- Distribution of the Company’s profit, including payment (declaration) of dividends, based on the results of the financial year.
- Election of members of the Company’s Board of Directors.
- Election of members of the Company’s Review Commission.
- Approval of the auditor of the Company.
- Approval of the revised Charter of the Company.
- Approval of the revised Bylaw on Awards to the Board of Directors of the
Company and Compensation of Expenses Linked to Their Functions as Members of the
Board of Directors.
- Approval of related-party transactions.
3. To prepare the list of the shareholders eligible to take part in the Annual
General Shareholders’ Meeting based on the data in the Shareholders’ Register as of May 17, 2013.
The Board of Directors determined the procedure of announcing to the shareholders of the Annual General Shareholders’ Meeting, the text of this announcement, the list of information materials to be offered to the shareholders in preparation for the Annual General Shareholders’ Meeting and the
procedure for providing such materials.
***
Mechel OAO
Anton Lapin
Tel: + 7 495 221 88 88
antonlapin@mechel.ru

***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: April 22, 2013	By:	Evgeny V. Mikhel
	Name:	Evgeny V. Mikhel
	Title:	CEO